EXHIBIT 99.1

Liquid Media Issues Stock Options

VANCOUVER, British Columbia, March 01, 2019 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) announces that it has granted incentive stock options to certain Officers, Directors and Consultants entitling them to purchase an aggregate of 461,500 common shares of the Company at an exercise price of US$2.55 per share for a 5-year term expiring at the close of business on February 28, 2024.

About Liquid Media Group Ltd.

Liquid is building the leading community for creative professionals, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com